Exhibit 3



                             NOTICE TO SHAREHOLDERS

                      PAYMENT OF INTEREST ON CAPITAL STOCK

We would like to inform to Shareholders that the Boards of the companies listed below, in meetings held on September 30, 2003, deliberated about the proposals presented by management on September 29, 2003 regarding the payment of dividends of the third quarter of the current fiscal year. These dividends will be paid in the form of interest on capital stock on November 18, 2003, and constitute an anticipation of the annual dividend as stated in the by-laws in the following amounts:

                                                        AMOUNT PER SHARE
                                                  COMMON AND PREFERRED SHARES

         METALURGICA GERDAU S.A.                             R$ 0.82

         GERDAU S.A.                                         R$ 0.51

The amounts mentioned above will be calculated over the stock position held by shareholders on October 13, 2003, with Income Tax withholding of 15% (fifteen percent) as per Paragraph 2, article 9 of the Brazilian Corporate Law # 9249/95.

Shareholders exempt of Income Tax Withholding must confirm this status by mailing no later than October 10, 2003 the corresponding documents to the following address:

GERDAU - Setor de Acionistas (Shareholders Services)
Av. Farrapos, 1811.
Porto Alegre RS CEP 90220-005
BRASIL
Phone: +55 (51) 3323-2211

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by October 10, 2003. The Companies will pay the dividends net of the withholding tax of 15%.

Please note that shares acquired on October 14, 2003, inclusive, in the Stock Market will be Ex-Dividend.

Porto Alegre, September 30, 2003

MANAGEMENT